Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Second Fiscal Quarter Ended February 28, 2018

•                  Quarterly results:

Net Revenues Increased by 34.1% Year-over-Year

Net Income Attributable to OneSmart Increased by 107.3% Year-over-Year

Monthly Average Student Enrollments1 Increased by 38.4% Year-over-Year

•                  First half results:

Net Revenues Increased by 34.5% Year-over-Year

Net Income Attributable to OneSmart Increased by 154.8% Year-over-Year

SHANGHAI, May 3, 2018 — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the largest premium K-12 after-school education service provider in China, today announced its unaudited financial results for the second fiscal quarter of 2018 ended February 28, 2018.

Highlights for the Second Fiscal Quarter Ended February 28, 2018

•                      Total net revenues increased by 34.1% year-over-year to RMB663.5 million (US$104.8 million), of which net revenues from premium tutoring services (OneSmart VIP Programs) increased by 30.0% year-over-year to RMB561.6 million (US$88.7 million) and net revenues from premium young children education services including both HappyMath and FasTrack English increased by 82.1% year-over-year to RMB89.2 million (US$14.1 million).

•                      Operating income increased by 85.6% year-over-year to RMB78.1 million (US$12.3 million). Operating profit margin increased from 8.5% in the same period of fiscal year 2017 to 11.8%.

•                      Non-GAAP operating income increased by 73.5% year-over-year to RMB82.0 million (US$13.0 million). Non-GAAP operating profit margin increased from 9.6% in the same period of fiscal year 2017 to 12.4%.

•                      Net income attributable to OneSmart increased by 107.3% year-over-year to RMB77.4 million (US$12.2 million) from RMB37.3 million in the same period of fiscal year 2017.

•                      Non-GAAP net income attributable to OneSmart increased by 91.2% year-over-year to RMB81.3 million (US$12.9 million) from RMB42.5 million in the same period of fiscal year 2017.

•                      Monthly average student enrollments1 increased by 38.4% year-over-year to 102,613, of which monthly average student enrollments from premium young children education services including HappyMath and FasTrack English increased by 100.7% from the same period of fiscal year 2017.

1  “Enrollments”, for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools and OneSmart Online is not included for this purpose.

•                      Prepayments from customers balance recorded RMB1,793.0 million (US$283.3 million) as of February 28, 2018, up 44.0% year-over-year.

Highlights for the First Half Ended February 28, 2018

•                      Total net revenues increased by 34.5% year-over-year to RMB1,104.6 million (US$174.6 million), of which net revenues from premium tutoring services (OneSmart VIP Programs) increased by 29.3% year-over-year to RMB920.5 million (US$145.5 million) and net revenues from premium young children education services including both HappyMath and FasTrack English increased by 82.6% year-over-year to RMB159.7 million (US$25.2 million).

•                      Operating income increased by 31.0% year-over-year to RMB61.7 million (US$9.8 million).

•                      Non-GAAP operating income increased by 23.6% year-over-year to RMB71.3 million (US$11.3 million).

•                      Net income attributable to OneSmart increased by 154.8% year-over-year to RMB105.0 million (US$16.6 million) from RMB41.2 million in the same period of fiscal year 2017.

•                      Non-GAAP net income attributable to OneSmart increased by 121.2% year-over-year to RMB114.6 million (US$18.1 million) from RMB51.8 million in the same period of fiscal year 2017.

•                      Number of study centers increased to 273 as of February 28, 2018, which represents a total classroom capacity increase of 24.9% year-over-year. Of which 192 were OneSmart VIP study centers, 56 were HappyMath study centers and 15 were FasTrack English study centers.

Key Financial Results

(In thousands/RMB)

	2Q FY2018	2Q FY2017	%of change
Net revenues	663,459	494,567	34.1%
Operating income	78,073	42,062	85.6%
Non-GAAP operating income	82,028	47,280	73.5%
Net income attributable to OneSmart	77,380	37,319	107.3%
Non-GAAP net income attributable to OneSmart	81,335	42,537	91.2%

	1H FY2018	1H FY2017	% of change
Net revenues	1,104,645	821,466	34.5%
Operating income	61,713	47,098	31.0%
Non-GAAP operating income	71,336	57,715	23.6%
Net income attributable to OneSmart	104,963	41,193	154.8%
Non-GAAP net income attributable to OneSmart	114,586	51,810	121.2%

Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are pleased to report strong financial and operational results for the first time as a public company. As the largest premium K-12 after-school education service provider in China, we continue to benefit from the faster growth of premium segment with the consumption upgrade.”

“I believe these strong quarterly results demonstrated our capabilities to further strengthen our leadership in the premium market and the effectiveness of our growth strategies, which focuses on three core areas: customer satisfaction, profitable growth, and diversification. Looking forward, we expect to continue our strong momentum in driving top line growth and continue to gain more market share in the premium segment while maintaining stable profitability.”

Customer Satisfaction:

“As the most recognized premium education brand in China, OneSmart aims to offer best-in-class teaching quality and comprehensive customized services to its students and their parents, which is the foundation to our success.

•                      In December 2017, we launched iOneSmart Study Master version 10.0 applications to incorporate the latest application of Adaptive Learning Through Socialization (ALTS) and data analytic technology to fine-tune our personalized aptitude assessment, personalized teaching plan and visualized learning progress reports.

•                      We upgraded approximately 20% of our OneSmart VIP and HappyMath classrooms with up-to-date hardware and software during the second fiscal quarter of 2018.

•                      Out of the 21,833 parents of our OneSmart VIP program who responded to our first half fiscal year 2018 semi-annual parents’ satisfaction survey, 91.2% of parents expressed that they are satisfied about our teaching services, and 73.5% of the parents confirmed that their children made good progress while attending our program.

•                      We generated over 56% of our cash revenues from renewal and referral of existing OneSmart VIP and HappyMath customers during the second fiscal quarter of 2018.”

Profitable Growth:

“We aim for faster top-line growth while maintaining solid profit growth.

•                      We added three more subjects, Chinese, science, and computer programming, into HappyMath’s program and total student enrollments for the Chinese subject reached to approximately 3,000 during the second fiscal quarter of 2018.

•                      Revenues from one-on-three premium K-12 tutoring program as a percentage of total revenue increased to 16.4% from 12.1% in the same period of fiscal year 2017.

•                      We deliberately opened more learning centers in those top cities that we operate to achieve higher operation efficiency and we are very selective in entering into new cities with great potential. New study centers opened in mature markets (Shanghai) and sub-mature markets (Hangzhou, Guangzhou, Shenzhen, Nanjing and Beijing) accounted for over 80% of total new study centers we opened during the second fiscal quarter of 2018.

•                      We continued to roll out our success in Shanghai to more cities we operate. During the second fiscal quarter of 2018, our study centers in 10 key second tier cities achieved student enrollments growth of more than 50% year-over-year, including Chengdu, Suzhou, Xiamen, Chongqing, Changsha, Kunming, Fuzhou, Shenyang, Dalian and Tianjin.”

Diversification:

“OneSmart aims to build up a one-stop shopping platform that can provide best-in-class K-12 premium education services for affluent and mass-affluent families in China.

•                      In January 2018, we successfully acquired the controlling stake of FasTrack English, a leading English tutor in East China for children aged 3 to 10.

•                      We prepared to launch OneSmart Class and OneSmart Online programs in the coming summer”.

Mr. Dong Li, OneSmart’s Chief Financial Officer added, “We successfully improved our operating profit margin by 330 bps year-over-year during the second fiscal quarter of 2018 despite the fact that we opened more study centers and expanded our classroom capacity by 24.9% year-over-year. Leveraging our strong brand influence, excellent teaching and service quality, and superior delicacy management capabilities, we expect to continue improve our operation efficiency and to attract new students, word-of-mouth referrals, and cross-selling of additional subjects and services to existing students in a more effective way, which will lead to lower customer acquisition costs and higher student life-time revenue contributions as they progress through their educational lifecycle with us.”

“OneSmart will continue to invest in talent recruitment and training, research and curriculum development, and to integrate the latest technology to strengthen the teaching and services capabilities and to enhance the overall learning experience of our students. We are confident that our clear growth strategy and increasingly diversified business portfolio ideally positions OneSmart in a broader market to deliver more sustainable revenue and profitability growth for our shareholders in the long-run.”

Financial Results For the Second Fiscal Quarter Ended February 28, 2018

Net Revenues

Net revenues were RMB663.5 million (US$104.8 million), an increase of 34.1% from RMB494.6 million during the same period last year. The increase was mainly driven by an increase in the monthly average student enrollments in both the Company’s premium tutoring services as well as premium young children education programs compared with those in the same period of last year. Monthly average student enrollments increased by 38.4% year-over-year to 102,613.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB585.4 million (US$92.5 million), an increase of 29.4% from RMB452.5 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB581.4 million (US$91.9 million), an increase of 30.0% from RMB447.3 million during the same period last year.

•                      Cost of revenues increased by 36.4% year-over-year to RMB331.1 million (US$52.3 million). The increase was primarily due to an increase in rental costs and compensation to teaching staff and study advisors.

•                      Selling and marketing expenses increased by 14.3% year-over-year to RMB129.6 million (US$20.5 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB129.4 million (US$20.4 million), an increase of 14.3% from RMB113.2 million during the same period last year. The increase was primarily as a result of an increase in compensation for sales and marketing staff as well as higher rental expenses in support of the greater number of programs and service offerings on offer compared to the same period last year.

•                      General and administrative expenses increased by 29.4% year-over-year to RMB124.8 million (US$19.7 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB121.0 million (US$19.1 million), an increase of 32.4% from RMB91.4 million during the same period last year. The increase was primarily due to, among others, increases in compensation for general and administrative personnel, rental expenses, and service expenses.

Total share-based compensation expenses, which were allocated to related operating expenses, decreased by 24.2% year-over-year to RMB4.0 million (US$0.6 million) in the second fiscal quarter of 2018.

Operating Income and Operating Margin

Operating income for the quarter was RMB78.1 million (US$12.3 million), an 85.6% increase from RMB42.1 million in the same period of the prior fiscal year. Non-GAAP Operating Income, which excludes shared-based compensation, was RMB82.0 million (US$13.0 million), a 73.5% increase from RMB47.3 million during the same period last year.

Operating margin for the quarter was 11.8%, compared to 8.5% in the same period of the prior fiscal year. Non-GAAP operating margin was 12.4%, compared with 9.6% during the same period last year.

Other income was RMB4.2 million (US$0.7 million), compared with RMB1.0 million during the same period last year.

Income tax expense was RMB23.0 million (US$3.6 million), compared with RMB18.2 million during the same period last year.

Net Income Attributable to OneSmart

Net income attributable to OneSmart was RMB77.4 million (US$12.2 million), compared with RMB37.3 million during the same period last year. Non-GAAP net income attributable to OneSmart was RMB81.3 million (US$12.9 million), compared with RMB42.5 million during the same period last year.

Capital Expenditures

Capital expenditures for the second quarter of fiscal year 2018 were RMB87.8 million (US$13.9 million), an increase of RMB7.9 million from RMB79.9 million in the second quarter of fiscal year 2017. The increase was mainly due to leasehold improvements as a result of the opening of new learning centers and renovations of existing learning centers.

Financial Position

As of February 28, 2018, the Company had cash and cash equivalents of RMB577.3 million (US$91.2 million) and short-term investments of RMB537.2 million (US$84.9 million). The Company completed its initial public offering of 16,300,000 American depositary shares traded on the New York Stock Exchange on March 28, 2018. Proceeds from the offering were US$179.3 million before deducting underwriting discounts, commissions and offering expenses.

OneSmart’s prepayments from customers balance, which is cash collected from enrolled students for courses and recognized proportionately as the tutoring sessions are delivered, at the end of the second quarter of fiscal year 2018 was RMB 1,793.0 million (US$283.3 million), an increase of 44.0% from RMB1,245.3 million at the end of the second quarter of fiscal year 2017.

Cash Flow

Net cash provided by operating activities in the second quarter was RMB51.1 million (US$8.1 million).

Net cash provided by investing activities in the second quarter was RMB39.4 million (US$6.2 million).

Net cash used in financing activities in the second quarter was RMB333.7 million (US$52.7 million).

Financial Results for the Six Months Ended February 28, 2018

For the first six months of fiscal year 2018, OneSmart reported net revenues of RMB1,104.6 million (US$174.6 million), representing a 34.5% increase year-over-year.

Monthly average student enrollments in the first six months of fiscal year 2018 increased by 42.3% to approximately 96,746.

Operating costs and expenses for the first six months of fiscal year 2018 were RMB1,042.9 million (US$164.8 million), a 34.7% increase year-over-year. Non-GAAP operating costs and expenses for the first six months of fiscal year 2018, which excluded share-based compensation expenses, were RMB1,033.3 million, representing a 35.3% increase year-over-year.

•                      Cost of revenues increased by 37.9% year-over-year to RMB583.7 million (US$92.2 million).

•                      Selling and marketing expenses increased by 29.0% year-over-year to RMB236.0 million (US$37.3 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB235.6 million (US$37.2 million), an increase of 29.1% from RMB182.6 million during the same period last year.

•                      General and administrative expenses increased by 32.7% year-over-year to RMB223.3 million (US$35.3 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB214.0 million (US$33.8 million), an increase of 35.5% from RMB158.0 million during the same period last year.

Income from operations for the first six months of fiscal year 2018 was RMB61.7 million, representing a 31.0% increase year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2018 was RMB71.3 million, representing a 23.6% increase year-over-year.

Operating margin for the first six months of fiscal year 2018 was 5.6%, compared to 5.7% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2018, was 6.5%, compared to 7.0% for the same period of the prior fiscal year.

Net income attributable to OneSmart for the first six months of fiscal year 2018 was RMB105.0 million, representing a 154.8% increase year-over-year.

Non-GAAP net income attributable to OneSmart for the first six months of fiscal year 2018 was RMB114.6 million, representing a 121.2% increase year-over-year.

Outlook for Fiscal Year 2018

For fiscal year 2018, OneSmart expects net revenues to be between RMB2,750 million (US$434.6 million) and RMB2,880 million (US$455.1 million), an increase of 33.6% to 40.0% from fiscal year 2017. This forecast reflects OneSmart’s current and preliminary view, which is subject to uncertainty.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on February 28, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.3280 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8AM on May 3, 2018, U.S. Eastern Time (8 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-902-4272

China: 4001-201203

US: 1-888-346-8982

Hong Kong: 800-905945

A telephone replay will be available after the conclusion of the conference call through May 10, 2018. The dial-in details are:

International: 1-412-317-0088

U.S. Toll Free: 1-877-344-7529

Passcode: 10119615

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is the largest premium K-12 after-school education service provider in China in terms of revenue in 2016 and 2017, according to Frost & Sullivan. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

OneSmart has built a comprehensive K-12 after-school education platform that encompasses its acclaimed premium tutoring services under “OneSmart VIP” programs, which offer premium tutoring services in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering core academic subjects taught in primary and secondary schools in China at levels between the third and twelfth grades; premium young children education services under “HappyMath” programs, and other language and culture programs.

In 2017, OneSmart had the largest market share of 2.4% in China’s premium K-12 after-school education market, and “HappyMath” was the largest after-school mathematics education service provider for students in kindergarten to the third grade in Shanghai, as measured by revenues, according to Frost & Sullivan. As of February 28, 2018, OneSmart operated a nationwide network of 273 study centers across 46 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

Phone: +86-21-5255-9339 ext.8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5826-4939

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	February 28,	February 28,
	2017	2018	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	981,772	577,328	91,234
Short-term investments	413,883	537,195	84,892
Prepayments and other current assets	126,836	175,183	27,684
Amounts due from related parties	87,254	—	—
Total current assets	1,609,745	1,289,706	203,810

Non-current assets:
Property and equipment, net	272,226	367,297	58,043
Intangible assets, net	9,729	109,170	17,252
Long-term investments	267,051	281,918	44,551
Goodwill	58,676	268,591	42,445
Deferred tax assets	29,096	16,281	2,573
Amounts due from related parties	16,500	16,500	2,607
Other non-current assets	54,587	106,519	16,833
Total non-current assets	707,865	1,166,276	184,304

Total assets	2,317,610	2,455,982	388,114

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of RMB5,000 and RMB10,000 (US$1,580) as of August 31, 2017 and February 28, 2018, respectively)	5,000	10,000	1,580
Long-term loan , current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of nil and RMB45,000 (US$7,111) as of August 31, 2017 and February 28, 2018, respectively)	—	45,000	7,111
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB414,371 and RMB468,751 (US$74,076) as of August 31, 2017 and February 28, 2018, respectively)	414,371	468,751	74,076
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB37,563 and RMB24,773 (US$3,915) as of August 31, 2017 and February 28, 2018, respectively)	37,563	24,773	3,915
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,531,424 and RMB1,793,009 (US$283,345) as of August 31, 2017 and February 28, 2018, respectively)	1,531,424	1,793,009	283,345
Total current liabilities	1,988,358	2,341,533	370,027

Non-current liabilities:
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of nil and RMB405,000 (US$64,001) as of August 31, 2017 and February 28, 2018, respectively)	—	405,000	64,001
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB13,012 and RMB15,646 (US$2,473) as of August 31, 2017 and February 28, 2018, respectively)	13,012	15,646	2,473
Total non-current liabilities	13,012	420,646	66,474

Total liabilities	2,001,370	2,762,179	436,501

Commitments and contingencies

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.000001 par value; 1,890,686,563 and 1,549,430,118 shares authorized as of August 31, 2017 and February 28, 2018, respectively; 1,890,686,563 and 1,549,430,118 issued and outstanding as of August 31, 2017 and February 28, 2018, respectively)	1,713,344	1,610,167	254,451
Series A-1 redeemable convertible preferred shares (US$0.000001 par value; 35,757,200 and 2,018,935,427 shares authorized as of August 31, 2017 and February 28, 2018, respectively; 35,757,200 and 2,018,935,427 issued and outstanding as of August 31, 2017 and February 28, 2018, respectively)	36,556	2,662,305	420,718

Total mezzanine equity	1,749,900	4,272,472	675,169

Shareholders’ deficit:
Class A ordinary shares (US$0.000001 par value; 44,134,792,349 shares authorized; 94,897,359 and nil issued and outstanding as of August 31, 2017 and February 28, 2018, respectively)	1	—	—
Class B ordinary shares (US$0.000001 par value; 2,439,484,566 and 2,296,842,016 shares authorized as of August 31, 2017 and February 28, 2018, respectively; 2,439,484,566 and 2,296,842,016 issued and outstanding as of August 31, 2017 and February 28, 2018, respectively)	16	16	3
Additional paid-in capital	82,139	5,168	817
Statutory reserves	3,739	3,886	614
Accumulated deficit	(1,567,136)	(4,676,951)	(739,088)
Accumulated other comprehensive income	19,123	16,922	2,674
Total OneSmart International Education Group Limited shareholders’ deficit	(1,462,118)	(4,650,959)	(734,980)
Non-controlling interests	28,458	72,290	11,424
Total shareholders’ deficit	(1,433,660)	(4,578,669)	(723,556)

Total liabilities, mezzanine equity, non-controlling interests and shareholders’ deficit	2,317,610	2,455,982	388,114

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	494,567	663,459	104,845	821,466	1,104,645	174,565
Cost of revenues	(242,707)	(331,069)	(52,318)	(423,214)	(583,671)	(92,236)
Gross profit	251,860	332,390	52,527	398,252	520,974	82,329

Operating expenses:
Selling and marketing (Note 1)	(113,396)	(129,557)	(20,474)	(182,933)	(235,954)	(37,287)
General and administrative (Note 1)	(96,402)	(124,760)	(19,716)	(168,221)	(223,307)	(35,289)
Total operating expenses	(209,798)	(254,317)	(40,190)	(351,154)	(459,261)	(72,576)
Operating income	42,062	78,073	12,337	47,098	61,713	9,753

Interest income	7,109	9,795	1,548	10,482	16,173	2,556
Interest expense	(22)	(4,572)	(723)	(22)	(4,691)	(741)
Other income	1,035	4,233	669	5,712	43,561	6,884
Other expenses	—	(3,083)	(487)	—	(3,083)	(487)
Foreign exchange gain	734	300	47	370	125	20
Income before income tax and share of net loss from equity investees	50,918	84,746	13,391	63,640	113,798	17,985

Income tax expense	(18,197)	(22,994)	(3,634)	(30,851)	(32,590)	(5,150)
Income before share of net (loss)/income from equity investees	32,721	61,752	9,757	32,789	81,208	12,835

Share of net (loss)/income from equity investees	(170)	4,394	694	(322)	3,028	479

Net income	32,551	66,146	10,451	32,467	84,236	13,314

Add: Net loss attributable to non-controlling interests	4,768	11,234	1,775	8,726	20,727	3,275

Net income attributable to OneSmart’s shareholders	37,319	77,380	12,226	41,193	104,963	16,589

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended February 28,			For the six months ended February 28,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing	184	163	26	368	328	52
General and administrative	5,034	3,792	599	10,249	9,295	1,469
Total	5,218	3,955	625	10,617	9,623	1,521

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	32,551	66,146	10,453	32,467	84,236	13,314
Other comprehensive income:
Unrealized gain on available-for-sale investments, net of tax	5,840	10,645	1,682	10,175	12,215	1,930
Foreign currency translation adjustment	—	(38)	(6)	—	(14,416)	(2,278)

Comprehensive income	38,391	76,753	12,129	42,642	82,035	12,966
Add: Comprehensive loss attributable to non-controlling interests	4,768	11,234	1,775	8,726	20,727	3,275

Comprehensive income attributable to OneSmart’s shareholders	43,159	87,987	13,904	51,368	102,762	16,241

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	113,396	129,557	20,474	182,933	235,954	37,287
Share-based compensation expense in selling and marketing expenses	184	163	26	368	328	52
Non-GAAP selling and marketing expenses	113,212	129,394	20,448	182,565	235,626	37,235
General and administrative expenses	96,402	124,760	19,716	168,221	223,307	35,289
Share-based compensation expense in general and administrative expenses	5,034	3,792	599	10,249	9,295	1,469
Non-GAAP general and administrative expenses	91,368	120,968	19,117	157,972	214,012	33,820

Operating costs and expenses	452,505	585,386	92,508	774,368	1,042,932	164,812
Share-based compensation expense in operating costs and expenses	5,218	3,955	625	10,617	9,623	1,521
Non-GAAP operating costs and expenses	447,287	581,431	91,883	763,751	1,033,309	163,291

Operating income	42,062	78,073	12,337	47,098	61,713	9,753
Share-based compensation expenses	5,218	3,955	625	10,617	9,623	1,521
Non-GAAP operating income	47,280	82,028	12,962	57,715	71,336	11,274

Net income attributable to OneSmart’s shareholders	37,319	77,380	12,226	41,193	104,963	16,589
Share-based compensation expenses	5,218	3,955	625	10,617	9,623	1,521
Non-GAAP net income attributable to OneSmart	42,537	81,335	12,851	51,810	114,586	18,110